UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-06479

Overseas Shipholding Group, Inc.

(Exact name of registrant as specified in its charter)

600 Third Avenue, 39th Floor

New York, New York 10016

(212) 953-4100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

Class A Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class of Security	Number of Holders of Record
Class B Common Stock, par value $0.01 per share	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Overseas Shipholding Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 13, 2016	By	/s/ James D. Small III
Name: James D. Small III Title: Senior Vice President, Secretary & General Counsel